UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period       February 2004

              File No.    0-30952

SAN TELMO ENERGY LTD.

(Formerly San Telmo Resources Ltd.)

(Name of Registrant)

430 – 580 Hornby Street, Vancouver, British Columbia  CANADA V6C 3B6

(Address of principal executive offices)

1.

Financial Statements (Unaudited) for the Nine Months ended January 31, 2004

2.

News Release dated February 18, 2004

3.

News Release dated March 11, 2004

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  XXX      FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

SAN TELMO ENERGY LTD

(Registrant)

Dated:  April 5, 2004                    Signed: /s/ Christopher Dyakowski__________

                                                                       Christopher Dyakowski, Director

SAN TELMO ENERGY LTD.

(Formerly San Telmo Resources Ltd)

CONSOLIDATED FINANCIAL STATEMENTS

JANUARY 31, 2004

(UNAUDITED)

NOTES TO U.S. READERS

These consolidated Financial Statements have been prepared according Canadian GAAP.  For US GAAP reconciliation please refer to the audited consolidated financial statements for the years ended April 30, 2003 and 2002.

CONSOLIDATED BALANCE SHEET

CONSOLIDATED STATEMENT OF LOSS AND DEFICIT

CONSOLIDATED STATEMENT OF CASH FLOWS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PREPARED BY MANAGEMENT

SAN TELMO ENERGY LTD.

(Formerly San Telmo Resources Ltd)

CONSOLIDATED BALANCE SHEET AS AT JANUARY 31, 2004

(UNAUDITED)

ASSETS

	Jan. 31 2004	April 30 2003
CURRENT
Cash and cash equivalents	$ 347,600	$ 1,163,086
GST receivable	152,568	36,228
Accounts receivable	199,212	167,591
Prepaid expenses	72,408	10,830
	771,788	1,377,735

CAPITAL ASSETS (Note 4)	29,290	34,464
OIL AND GAS PROPERTIES (Note 5)	4,752,296	1,199,651
MINERAL PROPERTIES (Note 6)	2	2
	$ 5,553,376	$ 2,611,852

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$ 987,697	$ 88,574
Due to related parties	461	6,022
Accrued interest	11,441	-
Loan payable (Note 7)	600,000	-
Current portion of long-term debt (Note 8)	-	28,125
	1,599,599	122,721

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 9)	8,678,060	6,162,140
CONTRIBUTED SURPLUS (Note 9(f))	929,000	119,000
DEFICIT	(5,653,283)	(3,792,009)
	3,953,777	2,489,131

	$ 5,553,376	$ 2,611,852

APPROVED BY THE DIRECTORS:

“Chris Dyakowski”

“William Schmidt”

The accompanying notes are an integral part of these financial statements.

PREPARED BY MANAGEMENT

SAN TELMO ENERGY LTD.

(Formerly San Telmo Resources Ltd)

CONSOLIDATED STATEMENT OF LOSS AND DEFICIT

FOR THE PERIOD ENDED JANUARY 31, 2004

(UNAUDITED)

	3 months ended January 31,	9 Months ended January 31,
	2004	2003	2004	2003
REVENUE
Sales, net of Royalties	$ 66,337	$ -	$ 222,178	$ -

OPERATING EXPENSES
Depletion	19,897	-	49,721	-
Licenses, fees, taxes and lease rental	4,895	-	15,528	-
Miscellaneous	(1,890)	-	5,192	-
	22,902	-	90,338	-

GROSS OPERATING COSTS	43,435	-	131,840	-

EXPENSES
Amortization	2,259	4,261	6,564	12,219
Business promotion and development	997	-	343,636	1,728
Consulting fees	37,174	264,057	905,240	340,663
Filing fees	3,813	12,009	29,085	17,859
Interest and bank charges	74,037	275	74,010	844
Interest on long term debt	-	1,304	553	3,912
Loss on Foreign Exchange	-	-	16,598	-
Management fees	41,490	7,500	124,470	119,910
Office and miscellaneous	29,506	2,846	44,344	16,718
Professional fees	33,306	18,736	79,557	63,676
Public relations and shareholder Information	120,474	31,653	287,671	32,299
Rent	13,500	13,200	40,500	27,015
Telephone, fax and internet	2,490	1,914	7,188	5,524
Transfer agent	3,233	1,472	13,111	7,264
Travel, meal and entertainment	7,534	3,891	20,587	9,001
	369,813	363,118	1,993,114	658,632

NET LOSS FOR THE PERIOD	(326,378)	(363,118)	(1,861,274)	(658,632)

DEFICIT, BEGINNING OF PERIOD	(5,326,905)	(2,202,978)	(3,792,009)	(1,907,464)

DEFICIT, END OF PERIOD	$(5,653,283)	$(2,566,096)	$(5,653,283)	$(2,566,096)

BASIC AND DILUTED LOSS PER SHARE	$ (0.009)		$ (0.051)

The accompanying notes are an integral part of these financial statements.

PREPARED BY MANAGEMENT

SAN TELMO ENERGY LTD

(Formerly San Telmo Resources Ltd).

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE PERIOD ENDED JANUARY 31, 2004

(UNAUDITED)

	3 months ended January 31,		9 months ended January 31,
	2004	2003	2004	2003
OPERATING ACTIVITIES

Net loss for the period	$(326,378)	$ (363,118)	$(1,861,274)	$ (658,632)
Add items not involving cash:
Loan bonus settled by shares	60,000	-	60,000	-
Amortization and depletion	22,156	4,261	76,182	12,219
Non-cash compensation charges	-	-	810,000	-

Changes in non-cash working capital items:
GST receivable	73,123	(11,033)	(116,340)	(25,441)
Accounts payable	448,845	19,785	899,034	56,792
Due to related parties	(4,630)	(62,199)	(5,561)	(4,827)
Accounts receivable	(173,006)	(229,717)	(31,621)	(233,380)
Prepaid expenses	(28,785)	(19,846)	(61,578)	(36,676)
Interest payable	11,441	-	11,441	-

	82,766	(661,867)	(219,717)	(889,945)

FINANCING ACTIVITIES
Shares issued for cash	412,543	1,905,262	2,455,919	1,905,262
Shares subscription	-	(487,991)	-	-
Loan payable	600,000	-	600,000	-
Repayment of debentures	-	-	(28,125)	(9,375)
	1,012,545	1,417,271	3,027,794	1,895,887

INVESTING ACTIVITIES
Proceeds from sale of oil and gas property	-	77,000	-	77,000
Deferred exploration costs	-	(952)	-	(1,097)
Capital assets acquired	-	(3,663)	(1,301)	(16,383)
Oil and gas properties	(947,136)	(302,327)	(3,622,262)	(315,738)
	(947,136)	(229,942)	(3,623,503)	(256,218)

INCREASE (DECREASE) IN CASH	148,175	525,462	(815,486)	749,724

CASH, BEGINNING OF PERIOD	199,425	525,462	1,163,086	312,369

CASH, END OF PERIOD	$ 347,600	$ 1,062,093	$ 347,600	$ 1,062,093

See Note 11

The accompanying notes are an integral part of these financial statements.

PREPARED BY MANAGEMENT

SAN TELMO ENERGY LTD.

(Formerly San Telmo Resources Ltd)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JANUARY 31, 2004

(UNAUDITED – PREPARED BY MANAGEMENT)

1.

NATURE OF OPERATIONS

The company is publicly traded on the TSX Venture Exchange and the OTC Bulletin Board.

The Company, directly and through joint ventures, is in the business of acquisition, exploration and development of oil and gas properties and mineral resources properties.  It has not yet determined whether these properties contain reserves that are economically recoverable.  The recoverability of amounts shown for mineral properties and oil and gas properties are dependant upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the properties, the ability of the Company to obtain necessary finances to complete the development and upon future profitable production or proceeds from the disposition thereof.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  Because a precise determination of certain assets and liabilities is dependent on future events, the preparation of these consolidated financial statements involves the use of estimates based on careful judgment.  The consolidated financial statements have, in management’s opinion, being prepared within reasonable limits of materiality using the significant accounting policies noted below:

a)

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owed subsidiary, San Telmo Energy Inc. (formerly known as Cobra Quest Petroleum Inc.). All significant intercompany transactions have been eliminated.

b)

Oil and Gas Properties

The company follows the full cost method of accounting for oil and gas operations whereby all costs of exploring for and developing oil and gas reserves are initially capitalized.  Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling and overhead charges directly related to acquisition and exploration activities.

Costs capitalized, together with the costs of production equipment, are depleted and amortized on the unit-of-production method based on the estimated gross proved reserves as determined by independent petroleum engineers.  Petroleum products and reserves are converted to a common unit of measure, using 6 MCF of natural gas to one barrel of oil.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

b)

Oil an Gas Properties – continued

Costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations.  These unevaluated properties are assed periodically to ascertain weather impairment has occurred.  When proved reserves are assigned or the property is considered impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

Proceeds from a sale of petroleum and natural gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would alter the rate of depletion by more than 20%.  Alberta Royalty Tax Credits are included in oil and gas sales.

In applying the full cost method, the company performs a ceiling test on properties which restricts the capitalized costs less accumulated depletion from exceeding an amount equal to the estimated undiscounted value of future net revenues from proved oil and gas reserves, as determined by independent engineers, based on sales prices achievable under existing contracts and posted average reference prices in effect at the end of the year and current costs, and after deducting estimated future general and administrative expenses, production related expenses, financing costs, future site restoration costs and income taxes.

c)

Site Restoration Costs

Site restoration costs are accrued based on management’s best estimate of these future costs calculated on the unit of production basis, utilizing proved producing reserves.

d)

Joint Venture Accounting

A substantial part of the Company’s operations are carried out through joint ventures.  These financial statements reflect only the Company’s proportionate interest in such activities.

e)

Measurement Uncertainty

The amounts recorded for depletion of petroleum and natural gas properties and equipment and the provision for the future site restoration and reclamation are based on estimates.  The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions.  By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes and estimates in future periods could be significant.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

f)

Mineral Properties and Exploration costs

Mineral properties are carried at cost until they are brought into production at which time they are depleted on a unit of production basis.

Exploration costs relating to mineral properties are deferred until the properties are brought into production, at which time the deferred costs are to be amortized on a unit of production basis, or until the properties are abandoned or sold, at which time the deferred costs are written off.

The mineral properties and exploration costs are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable.

When there is evidence of impairment, the net carrying amount of the asset will be written down to its net recoverable amount which is the estimated undiscounted future net cash flows expected to result from the asset and its eventual disposition.  The loss on impairment written off is not reversed even if circumstances change and the net recoverable amount subsequently increases.

The amounts shown as mineral properties and deferred exploration costs represent unamortized costs to date and do not necessarily reflect present or future values.

g)

Amortization

Capital assets are amortized over their estimated useful lives under the declining balance method at the following rates:

Office furniture and equipment

20%

Computer hardware

30%

Computer software

100%

Further, only one-half of the amortization is taken on assets acquired during the year.

a)

Escrowed Shares

Shares issued with escrow restrictions are recorded at their issue price and are not revalued upon release from escrow.  They are included in determining the weighted average number of shares outstanding used in the calculation of loss per share.

i)

Fair Market Value of Financial Instruments

The carrying value of cash, cash equivalents, accounts receivable, accounts payable and accrued liabilities, and amounts due to related parties approximate fair market values because of the short-term maturity of these instruments.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

j)

Basic and Diluted Loss Per Share

Basic earnings per share are computed by dividing the loss for the period by the weighted average number of common shares outstanding during the period.  Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock.  The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the “if converted” method.  Fully diluted amounts are not presented when the effects of the computations are anti-dilutive due to the losses incurred.  Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

a)

Stock-based Compensation

The Company has a stock-based compensation plan as disclosed in Note 8, whereby stock options are granted in accordance with the policies of regulatory authorities.  The Company applies the “settlement method” of accounting for stock-based compensation awards.  No compensation expense is recognized for those options when issued to employees and directors.  Any consideration paid by employees and directors upon exercise of stock options is credited to share capital.

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for Canadian stock-based compensation.  These new requirements require that all stock-based payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting.  However, the new standard permits the Company to continue its existing policy of not recording compensation cost on the grant of stock options to employees with the addition of pro forma information.  The Company has elected to apply the pro forma disclosure provisions of the new standard to awards granted on or after January 1, 2002.

3.

ACQUISITION OF SUBSIDIARY

Effective July 10, 2001 the Company acquired all the issued shares of San Telmo Energy Inc. (previously known as Cobra Quest Petroleum Inc.) in consideration for 277,141 (1,939,983 before reverse stock split) common shares of the Company. The acquisition was accounted for by the purchase method and these consolidated financial statements include the results of operations from the date of acquisition.

3.

ACQUISITION OF SUBSIDIARY - continued

The net assets acquired were as follows:

Assets acquired:

Accounts receivable

$

83,366

Deposit and prepayment

10,000

Property, plant and equipment

689,224

782,590

Liabilities assumed:

Accounts payable

44,123

Convertible debentures

63,750

Due to related parties

115,925

Site restoration costs

39,200

262,998

Net assets

519,592

Goodwill on consolidation written off

during the year ended April 30, 2002

510,354

$

1,029,946

Consideration:

Shares issued

$

969,991

Acquisition costs

59,955

$

1,029,946

4.

CAPITAL ASSETS

Jan 31, 2004

April 30, 2003

Cost

Amortization

Unamort Cost

Unamort Cost

Office furniture and Equipment

$

23,951

$

7,470

$

16,481

$

17,936

Computer hardware

28,121

15,312

12,809

16,528

$

52,072

$

22,782

$

29,290

$

34,464

5.

OIL AND GAS PROPERTIES

Jan 31,

April 30,

2004

2003

Producing Properties

Mahaska

$

373,425

$

309,047

Dry Wells

156,928

156,928

530,353

465,975

Less: accumulated depletion

(102,048)

(32,430)

        428,305

433,545

Non-producing Properties

P & NG leases

2,916,658

142,867

Capio

1,407,333

623,239

4,323,991

766,106

Total oil and gas properties

$

4,752,296

$

1,199,651

a)

Petroleum and Natural gas Leases (“P & NG”)

During the year ended April 30, 2002 the Company’s wholly owned subsidiary acquired three 5 year P & NG leases in the Province of Alberta for $100,040.

During the year ended April 30, 2003, the Company disposed of 50% working interest in one P & NG lease for $77,000

b)

Participation Agreement with Canscot Resources Ltd

Pursuant to an agreement with Canscot Resources Ltd. (“Canscot”) dated December 12, 2001 the Company’s wholly owned subsidiary agreed to participate in drilling Canscot et al Timeu 6-6-64-4 well (“well”) in the province of Alberta.  Canscot’s working interest in the wells range from 25% to 50%.  The Company acquired 50% of Canscot’s interest in consideration for agreeing to reimburse Canscot for 50% of Canscot’s share of all sunk costs associated with the lands which amounted to $67,500 (paid).  Further, the Company has agreed to pay 25% of all costs incurred in the well.

c)

Participation and Earning Agreement with Integra Resources Ltd

Pursuant to the agreement with Integra Resources Ltd. dated November 4, 2002 the Company’s wholly owned subsidiary agreed to participate in the drilling of a test well in the Mahaska area of Alberta to earn 30% of all production from the test well.  The Company agreed to pay 50% of the total costs incurred in licensing, lease preparation, drilling to contract depth, logging, testing and either casing or abandonment of the test well.  To date the Company incurred $373,425 in drilling the test wells.

5.

OIL AND GAS PROPERTIES - continued

e)

Participation Agreement with Capio Petroleum Corporation

Pursuant to the agreement with Capio Petroleum Corporation (“Capio”) dated February 20, 2003, the Company’s wholly owned subsidiary agreed to participate as to a 50% of all of Capio’s obligations pursuant to the Farmin agreement dated February 28, 2003 entered by Capio with other parties.  In return, the Company shall be entitled to earn 40% of the interest in the petroleum and natural gas rights.  During the period the Company incurred $784,094 ($623,239 for the year ended April 30, 2003) in drilling and related costs.

6.

MINERAL PROPERTIES

	Jan 31, 2004	April 30, 2003
Mineral Properties:
Argentina Properties	$ 1	$ 1
Northern Quebec claims	1	1

	$ 2	$ 2

a)

Argentina Properties

Pursuant to an agreement dated November 26, 1998 the Company was granted an option to acquire a 100% undivided interest in Permiso de Cateo Expediente No. 413.172-CID-95 situated in the Province of Santa Cruz, Argentina.  As consideration, the Company paid US $10,000.  The Company further acquired a 100% undivided interest in nine other mineral properties, also situated in the Province of Santa Cruz, Argentina.  During the year ended April 30, 2003, the Company had written off this property to a nominal value of $1.

b)

Northern Quebec Claims

During the year ended April 30, 2002, the Company staked 44 units of claims in the Superior Archean Crator in Northern Quebec at the cost of $4,399.  During the year ended April 30, 2003, these claims were written off to a nominal amount of $1.

7.

LOAN PAYABLE

Pursuant to an agreement dated December 5, 2003 the Company obtained a loan for $600,000 from a shareholder. The loan is for a period of six months, at an interest rate of 12% per annum, and is secured by a Promissory note. As bonus for the loan, the lender was issued 37,500 shares of the Company at a deemed price of $1.60 per share.

8.

CONVERTIBLE DEBENTURES

The debentures are redeemable, convertible into common shares of the Company, unsecured, bear interest at 12% per annum calculated semi-annually and are repaid in semi-annual installments of various amounts.  The payees have the right to convert the principal owing into common shares on the September 1 anniversary dates at the conversion rates of one common share for every $1.25, $1.56 and $1.95 of principal outstanding on September 1, 2001, 2002 and 2003 respectively.  During the period ended January 31, 2004 the debentures had been fully repaid.

9.

SHARE CAPITAL

During the year ended April 30, 2002 the Company’s issued and outstanding shares had been subdivided on the basis of two new common shares for every one share previously outstanding.  The authorized share capital had been increased from 20,000,000 to 40,000,000 common shares without par value.

Pursuant to a special resolution passed by the shareholders on July 9, 2002, the Company’s issued and outstanding shares were consolidated on the basis of one new share for every seven shares previously outstanding (reverse stock split). The authorized share capital was increased from 5,714,286 shares, after the reverse stock split, to 100,000,000 shares without par value.

Pursuant to yet another special resolution passed by shareholders on May 14, 2003, effective August 15, 2003, the Company’s issued and outstanding shares were subdivided on a basis of three new common shares for every one share outstanding. The authorized share capital of the Company had been increased from 100,000,000 shares without par value into 300,000,000 shares without par value.

a)

Authorized

300,000,000 common shares without par value.

b)

Issued and fully paid

	Number of Shares	Amount

Balance, April 30, 2002	1,886,855	$ 2,412,874

Issued pursuant to private placements	6,732,023	3,927,110

Share issuance costs	-	(224,641)

Issued pursuant to debt settlement	20,490	37,497

Issued pursuant to exercise of stock options	10,000	7,500

Issued pursuant to exercise of warrants.	10,000	1,800

Balance, April 30, 2003	8,659,368	6,162,140

Issued pursuant to exercise of warrants	4,082,857	1,017,200

Issued pursuant to exercise of stock options	40,000	30,000
	12,782,225	7,209,340
3 for 1 subdivision of shares effective August 15, 2003	25,564,424	-
	38,346,649	7,209,340

Issued pursuant to exercise of Warrants	750,000	45,000

Issued pursuant to stock options exercised	759,000	189,750

Issued as bonus for loan obtained	37,500	60,000

Issued pursuant to private placements	1,070,404	1,173,970

Balance, January 31, 2004	40,963,533	$ 8,678,060

c)

Subdivision of Shares

The subdivision of shares had been given retroactive effect in these financial consolidated statements except for the foregoing schedule of issued capital stock for shares issued prior to August 15, 2003, when the Company completed the subdivision of shares on the basis of three new shares for one old common share.

d)

Shares Held In Escrow

As at January 31, 2004, 528,108 shares of the Company are subject to an escrow agreement and may not be transferred, assigned or otherwise dealt with without the consent of the regulatory body having jurisdiction thereon.  These escrowed shares will be entitled to the pro-rata release on the basis of 15% of the original number (after adjustment for the shares consolidation) for every $100,000 expended on exploration of the mineral properties.

No more than 50% of the original number of the 642,858 (after shares consolidation) shares may be released in any twelve month period.  Any escrowed shares not released at the expiration of ten years from August 21, 1998 will be automatically cancelled.  However, the holders of the escrowed shares shall not be obligated to transfer or surrender these shares in the event that they cease to be the principal, or on the event of their death or bankruptcies.

e)

Share Purchase Warrants

As at January 31, 2004, the following warrants were outstanding:

Number of shares	Exercise Price	Expiry Date

1,500,000	$0.06	October 31, 2004
428,571	US$1.00	October 10, 2004
213,262	$2.00	December 31, 2005

These warrants entitle the holders thereof the right to acquire one common share each for each warrant held.

9.

SHARE CAPITAL – continued

f)

Stock Options

Stock-based Compensation Plan

The Company has granted employees and directors stock options.  These options are granted with an exercise price equal to the market price of the Company’s shares at the date of the grant.

A summary of the status of the stock option plan as at January 31, 2005 and changes during the period then ended is presented below;

	January 31, 2004
	Options	Weighted average Exercise price
Outstanding at beginning of period (pre-subdivision of shares)	628,000	$ 0.75
Granted	-	-
Exercised (pre-subdivision of shares)	(40,000)	$ 0.75
Pre-subdivision of shares)	593,000	$ 0.75
Subdivision of shares on 3 for 1	1,176,000	$ 0.25
Post subdivision of shares	1,764,000	$ 0.25
Exercised	(759,000)	$ 0.25
	1,005,000	$ 0.25
Granted	1,200,000	$ 1.95
outstanding and exercisable	2,205,000	$ 1.18

As at January 31, 2004, the following stock options were outstanding:

Number of shares	Exercise Price	Expiry Date

1,005,000	$0.25	November 8, 2007
1,200,000	$1.95	October 31, 2008

These options entitle the holder thereof the right to acquire one common share for each option held.

Included in the 1,005,000 stock options are 300,000 (post subdivision of shares) stock options granted to consultants and non-employees during the year ended April 30, 2003, and in the 1,200,000 stock options are 500,000 stock options granted to consultants for the period ended October 31, 2003. Total stock-based compensations for these 300,000 and 500,000 stock options were $119,000 and $810,000 respectively and were recorded, in the statement of operations and deficit for the year ended April 30, 2003 and for the period ended January 31, 2004, as consulting fees and in the balance sheets as contributed surplus.

As disclosed in its accounting policies note, the Company does not record compensation expense on the granting of stock options to employees. Disclosure of pro forma loss and loss per share had the Company elected to follow the fair value method using the Black-Scholes option pricing model is as follows. The following pro forma effects of awards prior to April 30, 2003 and January 31, 2004 have not been included.

Jan 31,

April 30,

2004

2003

Net loss for the period as reported

$

(1,861,274)

$

(1,884,545)

Stock based compensation

   (1,134,000)

(640,220)

Pro forma loss for the period

$

(2,995,274)

$

(2,524,765)

Pro forma basic and diluted loss per share

$

(0.08)

$

(0.21)

The fair value of each option granted is estimated on the grant date using the Black-Scholes option pricing model.  The assumptions used in calculating fair value are as follows:

Risk free interest rate

5%

Expected option life in year

5 years

Expected stock price volatility

110% (April 30, 2003 – 106%)

Expected dividend yield

Nil

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

10.     RELATED PARTY TRANSACTIONS

a)

During the period ended January 31, 2004 the Company paid $124,470 (2003 - $119,910) for management fees to two companies controlled by two directors.

b)

During the period ended January 31, 2004 the Company paid and accrued $36,887 (2003–$33,864) for legal fees and disbursements to a firm controlled by a director.

c)

During the period ended January 31, 2004 the Company paid $40,500 (2003– Nil) for rent to two companies controlled by two directors.

d)

During the period ended January 31, 2004 the Company paid $Nil (2003 - $67,500) for consulting fees to two companies controlled by a director and an officer of the Company.

e)

The amounts due to related parties are non-interest bearing, unsecured and are repayable upon demand.

11.

SUPPLEMENTAL INFORMATION

	3 months ended January 31,		9 months ended January 31,
	2004	2003	2004	2003

Interest paid	$ -	$ -	$ -	$ -
Taxes paid	-	-	-	-
Non cash operating activities: Shares issued as bonus for the loan	$ 60,000	$ -	$ 60,000	$ -

12.

CONTINGENT LIABILITIES

The Company is subject to a legal claim brought against it in the normal course of business.  The amount of the claim is not reasonably estimable, due to the uncertainty as to the final outcome, and management does not believe the finalization of the claim will have a material adverse effect on the Company’s consolidated financial position or results of operations.

11.

SUBSEQUENT EVENTS

Subsequent to the balance sheet date proceed of $428,868 was received by the Company from the private placement of 324,900 common shares at $1.32 per share. In connection with the private placement 162,450 share purchase warrants were granted which enable the holders to acquire 162,450 shares at $2.00 per share before December 31, 2005. Further, 10,000 stock options were exercised for proceed of $2,500.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Analysis of expenses and deferred costs:

     a) Breakdown of expenditures by major category:

          See Schedule A - Financial Statements

2. Related party transactions:

     a) Expenditures made to parties not at arm’s length:

          See Schedule A - Notes to Financial Statements

3. Securities issued and options granted during the period:

     a) Securities issued during the period:

Issue Date	Type of Issue	Quantity	Price	Gross Proceeds	Consideration

Prior to pre-subdivision of shares

May 1, 2003	Warrants exercised	300,000	$ 0.18	$ 54,000.00	Cash
May 6, 2003	Warrants Exercised	300,000	0.18	54,000.00	Cash
May 12, 2003	Warrants Exercised	600,000	0.18	108,000.00	Cash
	Warrants Exercised	17,871	1.96	35,027.00	Cash
May 14, 2003	Options Exercised	15,000	0.75	11,250.00	Cash
May 15, 2003	Warrants Exercised	107,229	1.96	210,169.00	Cash
May 23, 2003	Warrants Exercised	16,625	1.96	31,879.00	Cash
June 2, 2003	Warrants Exercised	1,492	1.96	2,924.00	Cash
June 9, 2003	Warrants Exercised	10,000	0.75	7,500.00	Cash
June 12, 2003	Warrants Exercised	500,000	0.18	90,000.00	Cash
June 18,2003	Warrants Exercised	300,000	0.18	54,000.00	Cash
June 24, 2003	Warrants Exercised	620,000	0.18	111,600.00	Cash
June 8&9, 2003	Options Exercised	10,000	0.75	7,500.00	Cash
July 24, 2003	Warrants Exercised	200,000	0.32	64,000.00	Cash
July 29, 2003	Warrants Exercised	570,000	0.18	102,000.00	Cash
August 6, 2003	Warrants Exercised	550,000	0.18	99,000.00	Cash
August 11, 2003	Options Exercised	5,000	0.75	3,750.00	Cash

Post subdivision of shares

September 4, 2003	Options Exercised	522,000	0.25	130,500.00	Cash
September 16, 2003	Options Exercised	10,000	0.25	2,500.00	Cash
September 23, 2003	Options Exercised	207,000	0.25	51,750.00	Cash
October 14, 2003	Private Placement	857,142	0.95 (US$0.70)	811,424.00	Cash
December 18, 2003	Options Exercised	5,000	0.25	1,250.00	Cash
December 17, 2003	Loan Bonus	37,500	1.60	60,000.00	Bonus
November 6, 2003	Warrants Exercised	750,000	0.06	45,000.00	Cash
January 7, 2004	Private Placement	213,262	1.70	362,545.40	Cash
December 19, 2003	Options Exercised	5,000	0.25	1,250.00	Cash

     b) Options granted during the period:

Date Granted	Optionees	Quantity	Price	Expiry Date

October 31, 2003	William Schmidt	50,000	$1.95	October 31, 2008
October 31, 2003	Chris Dyakowski	50,000	$1.95	October 31, 2008
October 31, 2003	Prominex Financial Serv.	500,000	$1.95	October 31, 2008
October 31, 2003	Rolling Thunder Resources	500,000	$1.95	October 31, 2008
October 31, 2003	Jaycuren Ent. Ltd.	50,000	$1.95	October 31, 2008
October 31, 2003	Steve Polowick	25,000	$1.95	October 31, 2008
October 31, 2003	Edward Asuchak	25,000	$1.95	October 31, 2008

4. Securities at the end of the reporting period:

     a) Authorized and issued share capital:

          See Schedule A - Notes to Financial Statements

     b) Options, warrants and convertible securities outstanding:

          See Schedule A - Notes to Financial Statements

     d) Shares in escrow of subject pooling:

          See Schedule A - Notes to Financial Statements

5. List of the directors and officers

     a) List of Directors:

          Chris Dyakowski

          William Schmidt

          George Stubos

          Brian J. Bass

List of Officers:

          President – Brian J. Bass

          Secretary – Chris Dyakowski

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

Description of Business

Through its wholly owned subsidiary San Telmo Energy Inc. of Calgary Alberta, the Company is in the business of acquiring, developing and exploiting oil and gas properties in western Canada. The continued operations of the Company and the recoverability of the amounts shown for the property, plant and equipment, mineral properties and related deferred costs is dependant upon discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and upon future profitable production. In addition, the Company is in the business of acquiring and developing mineral properties.

Discussion of Operations and Financial Conditions

San Telmo Energy Ltd. has been successful in acquiring numerous oil and gas prospects in the province of Alberta, Canada, through Crown Land Sales, joint ventures and farm-in agreements. The ability to generate these prospects through in-house technical expertise has been the focus for returning value to shareholders.

In August 2003, the Company commenced drilling its McLeod prospect, which is located in west central Alberta along with a well-established gas trend. The Company holds a 70% working interest in this project. Targeting the Gething formation, this prospect has been drilled to a target depth of 6,425 feet (1,909 meters), has been cased and is awaiting completion.

In September 2003 a production test was conducted on the McLeod gas well. The 72 hour test was conducted and flowed at a maximum unstimulated rate of 6.5 mmcfd (million cubic feet per day) with 325 bbls (barrels) of condensate per day (72 API). This is the equivalent of 1,408 boed (barrels of oil equivalent per day) at a 6:1 conversion. The McLeod is expected to be tied-in for production in the near future.

SanTelmo Energy ltd. has drilled a well on its Gordondale property. The Company has a 73.6% working interest in this prospect. The company’s Gordondale prospect has been drilled to a target depth of 5,400 feet (1,650) meters. The well has been cased and has been completed. The well is being tied in for production.

In November the Company acquired through Alberta Crown Land Sale, the Gold Creek prospect which is located approximately 10 miles south east of the city of Grande Prairie, Alberta. The Company plans to explore the property during the second quarter of 2004.

On January 15, 2004, the Company announced the results of production tests conducted on its Gordondale well.

A 50 hour production test was conducted on the Gordondale well. The well flowed at a maximum rate of 4.2 million cubic feet of gas per day (mmcfd) with 603 bbsd. This translates to 1,303 (boed at a 6:1 conversion).

To comply with flare permit limitations during the testing, Gordondale was restricted on a 5/16 (7.94 mm) choke to a flow rate of 1.6 mmcfd and 232 bbls/d. This equates to 493 boed at a 6:1 conversing. Total gas production during the flow period was 2.6 million cubic feet and 596 barrels of oil at a stabilized tubing pressure of 9,799 kpa (1,421 psi). The well test analysis, conducted by leading international engineering consulting firm Fekete and Associates, indicated that no reservoir boundaries were detected during the test.

On January 21, 2004, the Company announced the test results from a well located on the Peace River Arch (Teepee Creek). The Company has a 100% working interest in this well.

An 86 hour production test was conducted on the Teepee Creek well. During testing, the well flowed at a maximum rate of 2.0 million cubic feet of gas per day (mmcfd). This is the equivalent of 333 barrels of oil equivalent per day (boed) at a 6:1 conversion.

The stabilized flow rate on a 3/8 (9.53 mm) choke during the test was 1.3 mmcfd, which equates to 217 boed at a 6:1 conversion. Total gas production during the flow period was 5.72 million cubic feet of gas.

Pre-production planning at Teepee Creek is underway, with pipeline route planning, surveying and constructions expected to begin in the coming weeks.

On January 28, 2004, the Company announced that it has entered into a joint venture exploration program in the Long Coulee area of Southern Alberta. San Telmo will earn a 50% working interest in the Long Coulee joint Venture.

The Long Coulee well target depth is approximately 1,200 meters and potential reserves are estimated at two billion cubic feet of natural gas. The play is targeting thick Ellerslie channel sand accumulation that has historically been a prolific producer in the area. The Long Coulee area offers low risk exploration potential, year round access, shallow well depths and nearby infrastructure. It is expected that San Telmo Energy and its partners will commence drilling operations at the Long Coulee prospect before spring breakup.

The Company will continue with its multi-faceted strategy of identifying and acquiring high impact prospects with the potential to produce exceptional returns, acquiring low risk properties with good cash flow, and increasing portfolio holdings through the purchase of other properties identified for their high yield potential in North America and internationally. The Company has identified several opportunities that it will pursue for exploration and development.

On November 18, 2003, 750,000 warrants were exercised to net the Company $45,000, and on November 3, 2003 10,000 stock options were exercised to net the Company $2,500.

On December 5, 2003, the Company obtained a loan for $600,000 from one of its shareholders. The loan is for a period of six months at interest rate of 12% per annum.

Financings, Principle Purposes and Milestones

On August 13, 2003, the Company declared a three for one split of its common stock.

On August 13, 2003, the Company commenced drilling of its McLeod prospect where it holds a 70% working interest.

On September 2, 2003, the Company commenced drilling on its Gordondale prospect.

On October 21, 2003, the Company completed a previously announced non-brokered private placement of 857,142 shares at US$0.70 per share.

Financings, Principle Purposes and Milestones - continued

On October 31, 2003, the Company granted incentive stock options to purchase up to 1,200,000 shares, exercisable at a price of $1.90 per share up to October 31, 2008.

On January 8, 2004, the company completed a non-brokered private placement announced on December 19, 2003 in the amount of 213,262 shares at a price of Cdn$1.70 per share and 213,262 share purchase warrants, exercisable up to December 31, 2005 at a price of Cdn$2.00 per share. The shares are subject to a hold period which expires on April 30, 2004.

Subsequent Events

On February 18, 2004, the Company announced that it completed a no-brokered private placement in the amount of 324,900 shares at a price of Cdn.$1.32 and 162,450 share purchase warrants exercisable up to February 12, 2005 at a price of Cdn.$2.00 per share. It has issued a finders fee in the amount of 30,049 shares and 15,024 warrants having the same terms. The shares are subject to a hold period which expires on June 12, 2004.

On March 11, 2004, the Company announced that construction is underway on gas pipelines and facilities to tie-in wells at McLeod and Gordondale. This is the final stage required before the commencement of production.

All of the necessary permits have now been approved and received from the Alberta Government including the Energy Utilities Board (EUB).

San Telmo will construct a 5.1 kilometre pipeline from McLeod to deliver gas to nearby processing facilities. Construction is underway on a 4’ sweet gas pipeline capable of handling up to eight million cubic feet of gas per day, a 36” separator, a line heater and one 750 barrel condensate storage tank.

Facilities and pipeline construction is underway at Gordondale, where a 3.5 kilometre 4’ sour gas pipeline, three oil phase separator package and two 700 barrel oil storage tanks are currently being constructed.

Liquidity and Solvency

The Company’s working capital position at January 31, 2004 showed a deficit of $827,811. Subsequent to January 31, 2004 the Company raised $428,865 from shares and warrants issued to be utilized for general working capital and to meet existing obligations.

SAN TELMO ENERGY LTD. CORPORATE UPDATE

VANCOUVER, B.C., February 18, 2004 – San Telmo Energy Ltd. (OTCBB: STUOF; TSX-V: STU) is pleased to announce that it has completed a non-brokered private placement announced on January 21, 2004 in the amount of 324,900 shares at a price of Cdn. $1.32 and 162,450 share purchase warrants, exercisable up to February 11, 2005 at a price of Cdn. $2.00 per share. It has issued a finders fee in the amount of 30,049 shares and 15, 024 warrants having the same terms. The shares are subject to a hold period which expires on June 12, 2004.

FOR FURTHER INFORMATION

Corporate Communications

(877) 772-9286

info@santelmoenergy.com

or the company website at www.santelmoenergy.com

FORWARD-LOOKING STATEMENT

This release may contain forward-looking statements, within the meaning of the "safe-harbour" provision of the Private Securities Litigation Reform Act of 1995, regarding San Telmo Energy's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

SAN TELMO ENERGY COMMENCES PIPELINE CONSTRUCTION AT

MCLEOD AND GORDONDALE

VANCOUVER, B.C., March 11, 2004 – San Telmo Energy Ltd. (OTCBB: STUOF; TSX-V: STU) is pleased to announce that construction is underway on gas pipelines and facilities to tie-in wells at McLeod and Gordondale. This is the final stage required before the commencement of production.

All of the necessary permits have now been approved and received from the Alberta government, including the Energy Utilities Board (EUB).

San Telmo will construct a 5.1 kilometer pipeline from McLeod to deliver gas to nearby processing facilities. Construction is underway on a 4” sweet gas pipeline capable of handling up to eight million cubic feet of gas per day, a 36” separator, a line heater and one 750-barrel condensate storage tank.

Facilities and pipeline construction is underway at Gordondale, where a 3.5 kilometer 4” sour gas pipeline, three phase oil separator package and two 700-barrel oil storage tanks are currently being constructed.

San Telmo is pleased to be in the final preproduction stages at both McLeod and Gordondale. “We recognize that it has taken longer than originally anticipated to get to this stage,” said Brian Bass, President & CEO for San Telmo. “This was due to a number of factors, including complex engineering associated with producing both sour oil and gas from Gordondale and gas and condensate from McLeod as well as amendments requested by the Alberta government. San Telmo is looking forward to the start of production and to the subsequent increase in cash flow to the company.”

San Telmo will report on flow rates at McLeod and Gordondale following a period of stabilized production.

ABOUT SAN TELMO ENERGY LTD.

San Telmo Energy Ltd. is an emerging oil and gas company with an experienced management team. Operated through its wholly owned subsidiary San Telmo Energy Inc. of Calgary, Alberta, San Telmo Energy Ltd. is focused on acquiring, developing and producing proven developed and underdeveloped reserves which offer long term value for the company.

FOR FURTHER INFORMATION

Corporate Communications

(877) 772-9286

info@santelmoenergy.com, or the company website at www.santelmoenergy.com

FORWARD-LOOKING STATEMENT

This release may contain forward-looking statements, within the meaning of the "safe-harbour" provision of the Private Securities Litigation Reform Act of 1995, regarding San Telmo Energy's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.